UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2008
Flamel Technologies
(Translation of registrant’s name into English)
Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INDEX
FLAMEL TECHNOLOGIES S.A.

Page
Part I – FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements (unaudited)

a) Condensed Consolidated Statement of Operations for the Three months ended June 30, 2008 and 2007	2

b) Condensed Consolidated Statement of Operations for the Six months ended June 30, 2008 and 2007	3

c) Condensed Consolidated Balance Sheet as of June 30, 2008 and December 31, 2007	4

d) Condensed Consolidated Statement of Cash Flows for the Six months ended June 30, 2008 and 2007	5

d) Consolidated Statement of Shareholders’ Equity for the Six months ended June 30, 2008	6

e) Notes to Condensed Consolidated Financial Statements	7

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	11

PART II – OTHER INFORMATION

Item 1. Legal Proceedings	13

Item 1a. Risk Factors	13

FLAMEL TECHNOLOGIES S.A.
PART 1. FINANCIAL INFORMATION
Item 1. Condensed Consolidated Financial Statements — Unaudited
Condensed Consolidated Statement of Operations
(Unaudited)
(Amounts in thousands of dollars, except per share data)

	Three months ended June 30,
	2007	2008
Revenue:
License and research revenue	$1,794	$3,157
Product sales and services	4,818	3,173
Other revenues	837	2,823

Total revenue	7,449	9,153

Costs and expenses:
Cost of goods and services sold	(3,699)	(2,241)
Research and development	(13,204)	(8,960)
Selling, general and administrative	(4,553)	(3,686)

Total	(21,456)	(14,887)

Profit (loss) from operations	(14,007)	(5,734)

Interest income net	437	369
Foreign exchange gain (loss)	(64)	(31)
Other income (loss)	33	70

Income (loss) before income taxes	(13,601)	(5,326)
Income tax benefit (expense)	(32)	1,968

Net income (loss)	$(13,633)	$(3,358)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.57)	$(0.14)
Diluted earnings (loss) per share	$(0.57)	$(0.14)

Weighted average number of shares outstanding (in thousands) :

Basic	24,019	24,067
Diluted	24,019	24,067
See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Condensed Consolidated Statement of Operations
(Unaudited)
(Amounts in thousands of dollars, except per share data)

	Six months ended June 30,
	2007	2008
Revenue:
License and research revenue	$4,918	$6,701
Product sales and services	10,218	7,895
Other revenues	1,938	5,422

Total revenue	17,074	20,018

Costs and expenses:
Cost of goods and services sold	(8,179)	(4,650)
Research and development	(23,758)	(18,237)
Selling, general and administrative	(8,663)	(7,760)

Total	(40,600)	(30,647)

Profit (loss) from operations	(23,526)	(10,629)

Interest income net	894	750
Foreign exchange gain (loss)	(82)	(144)
Other income (loss)	38	101

Income (loss) before income taxes	(22,676)	(9,922)
Income tax benefit (expense)	(18)	2,868

Net income (loss)	$(22,694)	$(7,054)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.95)	$(0.29)
Diluted earnings (loss) per share	$(0.95)	$(0.29)

Weighted average number of shares outstanding (in thousands) :

Basic	24,005	24,061
Diluted	24,005	24,061
See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Condensed Consolidated Balance Sheet
(Unaudited)
(Amounts in thousands of dollars, except share data)

	December 31,	June 30,
	2007	2008
ASSETS
Current assets:
Cash and cash equivalents	$26,313	$22,701
Marketable securities	14,749	11,787
Accounts receivable	4,987	6,137
Inventory	1,771	2,194
Research and development tax credit receivable current portion	5,490	5,878
Prepaid expenses and other current assets	2,800	3,568

Total current assets	56,110	52,265

Property and equipment, net	35,140	34,473
Other assets:
Research and development tax credit receivable less current portion	9,932	14,112
Other long-term assets	219	241
Total other assets	10,151	14,353

Total assets	$101,401	$101,091

LIABILITIES
Current liabilities:
Current portion of long-term debt	724	775
Current portion of capital lease obligations	256	156
Accounts payable	8,568	7,303
Current portion of deferred revenue	2,948	1,819
Advances from customers	1,215	1,176
Accrued expenses	5,369	5,786
Other current liabilities	5,875	5,290

Total current liabilities	24,955	22,305

Long-term debt, less current portion	2,400	2,570
Capital lease obligations, less current portion	44	123
Deferred revenue, less current portion	336	—
Other long-term liabilities	19,039	19,233

Total long-term liabilities	21,819	21,926

Commitments and contingencies:	—	—

Shareholders’ equity:
Ordinary shares: 24,051,590 issued and outstanding at December 31, 2007 and 24,066,600 at June 30, 2008 (nominal value 0.122 euro )	3,490	3,493
Additional paid-in capital	185,173	189,856
Accumulated deficit	(148,121)	(155,175)
Accumulated other comprehensive income (loss)	14,085	18,686

Total shareholders’ equity	54,627	56,860

Total liabilities and shareholders’ equity	$101,401	$101,091

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Condensed Consolidated Statement of Cashflows
(Unaudited)
(Amounts in thousands of dollars, except share data)

	Six months ended June 30,
	2007	2008
Cash flows from operating activities:
Net income (loss)	$(22,694)	$(7,054)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	3,004	3,791
Loss (gain) on disposal of property and equipment	(11)	—
Gains on sales of marketable securities	(114)	(183)
Grants recognized in other income and income from operations	—	(1,416)
Stock compensation expense	6,504	5,084
Increase (decrease) in cash from:
Accounts receivable	(1,177)	(774)
Inventory	—	(289)
Prepaid expenses and other current assets	(140)	(554)
Research and development tax credit receivable	(14)	(3,374)
Accounts payable	1,667	(768)
Deferred revenue	(484)	(1,648)
Accrued expenses	376	(87)
Other current liabilities	(843)	443
Other long-term assets and liabilities	(357)	(1,128)

Net cash provided by (used in) operating activities	(14,283)	(7,957)

Cash flows from investing activities:
Purchases of property and equipment	(6,186)	(1,623)
Proceeds from disposal of property and equipment	14	—
Proceeds from sales of marketable securities	(50,158)	(35,169)
Purchase of marketable securities	51,349	39,243

Net cash provided by (used in) investing activities	(4,981)	2,451

Cash flows from financing activities:
Funding from partner GSK	2,745	—
Proceeds from loans or conditional grants	133	—
Principal payments on capital lease obligations	(213)	(194)
Cash proceeds from issuance of ordinary shares and warrants	528	366

Net cash provided by (used in) financing activities	3,193	172

Effect of exchange rate changes on cash and cash equivalents	1,064	1,722

Net increase (decrease) in cash and cash equivalents	(15,007)	(3,612)

Cash and cash equivalents, beginning of year	51,827	26,313

Cash and cash equivalents, end of year	$36,820	$22,701

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Consolidated Statement of Shareholders’ Equity (Unaudited)
(Amounts in thousands of dollars)

					Accumulated
					Other
	Ordinary Shares		Additional		Comprehen-
			Paid-in	Accumulated	sive Income	Shareholders’
	Shares	Amount	Capital	Deficit	(Loss)	Equity
Balance at January 1, 2008	24,051,590	$3,490	$185,173	$(148,121)	$14,085	$54,627

Subscription of warrants			354			354
Issuance of ordinary shares on exercise of stock -options	15,010	3	29			32
Stock-based compensation expense			4,300			4,300
Net loss				(7,054)		(7,054)
Foreign currency translation adjustment					4,601	4,601

Comprehensive loss						$(2,453)

Balance at June 30, 2008	24,066,600	3,493	189,856	$(155,175)	18,686	$56,860

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
     1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     In the opinion of the management of Flamel Technologies S.A. (the “Company”), the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. Accordingly, these Financial Statements do not include all of the information and footnotes required for complete annual financial statements, since certain footnotes and other financial information required by generally accepted accounting principles in the United States (US GAAP) can be condensed or omitted for interim reporting requirements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of our financial position and operating results have been included.
     The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Operating results for the six months ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008. These condensed consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements.
     The reporting currency of the Company and its wholly-owned subsidiary is the U.S. dollar. All assets and liabilities in the balance sheets of the Company, whose functional currency is the Euro, except those of the U.S. subsidiary whose functional currency is the U.S. dollar, are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at period-end rates, (2) income statement accounts at weighted average exchange rates for the period, and (3) shareholders’ equity accounts at historical rates. Corresponding translation gains or losses are recorded in shareholders’ equity.
     2. REVENUES
2.1 License research and consulting agreements.
     The Company recognized Research and Development revenues of $4,280,000 for the first six months of 2008. Research and Development revenues include $957,000 in accordance with the agreement signed with Merck-Serono on December 20, 2007 and $731,000 pursuant to the agreement signed with Wyeth Pharmaceuticals on September 12, 2007.
     Licensing fees of $2,421,000 were recognized in the first six months of 2008 and included one milestone of €500,000 ($765,000) from Merck-Serono .
     2.2 Product sales and services.
     In accordance with the supply agreement signed with GSK in December 2004, the Company recognized revenues of $7,895,000.

FLAMEL TECHNOLOGIES S.A.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
     2.3 Other revenues.
     The Company recognized other revenues of $5,422,000 for the six month period ended June 30, 2008 which includes primarily royalties from the License Agreement with GSK with respect to Coreg CR.
     3. INVENTORY
     Inventories consist principally of raw materials and finished products, which are stated at the lower of cost (first-in, first-out) or market. The components of inventories were as follows:

	December 31,
(In thousands of U.S. dollars)	2007	June 30, 2008
Raw materials	2,676	2,623
Finished goods	535	776
Provision for inventory obsolescence	(1,439)	(1,205)

Inventories, net	1,771	2,194

     4. RESEARCH TAX CREDIT
     The French government provides tax credits to companies for spending on innovative research and development. Income tax benefits correspond to these French research tax credits, which are credited against income taxes payable in each of the four years after being incurred or, if not so utilized, are recoverable in cash.
     Effective January 1, 2008 French tax legislation has changed to the extent that the tax credit is due solely on the volume of expenditure for research and development in the period. Prior to January 1, 2008 the tax credit was calculated based on both the annual volume of research and development expenditure and on the increase in research and expenditure compared with the average of the previous two years. Up until December 31, 2007 the Company recorded the tax credit at the end of the fiscal year. As of January 1, 2008 the tax credit is accrued quarterly based on qualifying research and development expenditure during the quarter.
     For the first six months period ended June 30, 2008 the credit amounted to $3,374,000.
     5. SHAREHOLDERS’ EQUITY
     During the six-month period ending June 30, 2008, as a result of exercise of stock options, the Company issued 15,010 ordinary shares, nominal value €0.122 per share.

FLAMEL TECHNOLOGIES S.A.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
     6. STOCK COMPENSATION EXPENSE
     During the six-month period ending June 30, 2008, 250,000 warrants with a one year vesting period were subscribed for by directors and 40,000 free of charge share awards with a two years vesting period were granted to certain employees.
     On December 21, 2007 the Security and Exchange Commission issued SAB 110 which expresses the view that “the use of a simplified method is not allowed if the Company may have sufficient historical exercise data for some of its share options grants. SAB 110 accepts therefore the use of simplified method for only some grants but not all share options grants”.
     The Company decided to use the simplified method to estimate the expected term of the warrants subscribed for by Directors in June 2008. The Company considers that insufficient historical exercise data are available for warrants granted to Directors, in addition to the vesting schedule and contractual terms having been changed over time. Consequently, the Company believes that prior exercise patterns would not reflect accurately future exercises.
     The grant date fair value of the warrants subscribed is calculated using the Black-Scholes option-pricing model with the following weighted average assumptions.

Three months ended
June 30, 2008
Risk-free interest rate	2.84%
Dividend yield	—
Expected volatility	59%
Expected term	2.5 years
Forfeiture rate	—

FLAMEL TECHNOLOGIES S.A.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
     Net income before and after stock-based compensation is as follows :

	Three months ended		Six months ended
(in thousands except per share data)	June 30, 2007	June 30, 2008	June 30, 2007	June 30, 2008
Net loss	$(13,633)	$(3,358)	$(22,694)	$(7,054)

Net loss per share
Basic	$(0.57)	$(0.14)	$(0.95)	$(0.29)
Diluted	$(0.57)	$(0.14)	$(0.95)	$(0.29)

Number of shares used for computing
Basic	24,019	24,067	24,005	24,061
Diluted	24,019	24,067	24,005	24,061

Stock-based compensation (FAS123R)
Cost of products and services sold	112	129	225	256
Research and development	1,506	1,334	3,107	2,564
Selling, General and administrative	1,530	1,238	3,172	2,264

Total	3,148	2,701	6,504	5,084

Net income (loss) before stock-based compensation	(10,485)	(657)	(16,190)	(1,970)

Net income (loss) before stock-based compensation per share
Basic	$(0.44)	$(0.03)	$(0.67)	$(0.08)
Diluted	$(0.44)	$(0.03)	$(0.67)	$(0.08)

FLAMEL TECHNOLOGIES S.A.
Item 2. Management’s Discussion and Analysis of Financial Condition and
Results of Operations.
FORWARD-LOOKING STATEMENTS
     This report on Form 6-K contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Security and Exchange Commission or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘project’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, among others those listed in Part II, Item 1A, Risk Factors.
     Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. We undertake no obligation to update these forward-looking statements as a result of new information, future events or otherwise. You should not place undue reliance on these forward looking statements. Statements in this report on Form 6-K and in our annual report on Form 20-F for the fiscal year ended December 31, 2007, including those set forth in ‘Risk Factors,’ describe factors, among others, that could contribute to or cause such differences.
RESULTS OF OPERATIONS
     For the first six months of 2008, Flamel reported total revenues of $20.0 million compared to $17.1 million for the first six months of 2007.
     License and research revenues for the six months ended June 30, 2008 were $6.7 million compared to $4.9 million for the first six months of 2007, and included one milestone payment for a total amount of €0.5million ($0.76 million) received from Merck-Serono.
     Product sales and services, pursuant to the company’s supply contract with GSK totaled $7.9 million for the first six months of 2008 compared to $10.2 million for the first six months of 2007. The reduction in revenues is illustrative of the fact that sales are in line with ongoing demand for the product whereas in 2007 sufficient product was required for launch and expected uptake of the product.
     Other revenues were $5.4 million for the six months ended June 30, 2008 compared to $1.9 million for the first six months of 2007 and included royalties on sales of Coreg CR. The increase results from the

FLAMEL TECHNOLOGIES S.A.
timing of launch of the product in 2007 whereas in 2008 the Company benefits from six months of sales of Coreg CR.
     Operational expenses decreased to $30.6 million during the first six months of 2008 from $40.6 million a year ago as a result of efforts to contain operating costs and prioritize our expenditure and the recognition in the second quarter as an offset to operating expenses of local government grants amounting to $1.4 million.
     Costs of goods and services sold were $4.7 million, as compared to $8.2 million in the first six months of 2007 since in 2007 our expenditure was focused on ensuring sufficient product in the pipeline for launch of Coreg CR while in 2008 our expenditure is at a level to meet ongoing demand.
     Research and development expenditures were $18.2 million, compared to $23.8 million in the year-ago period. Research and development expenses before non-cash stock compensation cost were $15.6 million compared to $20.7 million in the year-ago period. The reduction in research and development expenditure results from our focus on early-stage and pre-clinical research compared with the clinical study program conducted in 2007 which included two phase 1 clinical studies.
     SG&A expenses during the quarter were $7.8 million compared to $8.7 million in the year-ago period.
     Net loss for the first six months was ($7.1) million, compared to a net loss of ($22.7) million in the first six months of 2007. Net loss per share (basic) for the first six months of 2008 was ($0.29), compared to net loss per share in the year-ago period of ($0.95).
Liquidity and Capital Resources
     On June 30, 2008 the Company had $34.5 million in cash, cash equivalents and marketable securities, compared to $41.1 million on December 31, 2007.

FLAMEL TECHNOLOGIES S.A.
PART II. OTHER INFORMATION
Item 1. Legal Proceedings
     During the first six months of 2008, there were no material changes to any legal proceedings involving the company that management believes would have a material adverse effect on our consolidated financial position or results of operations. Please refer to the ‘Legal Proceedings’ section of our Annual Report on Form 20-F for the year ended December 31, 2007 for more information.
Item 1A. Risk Factors
     Set forth below and in our Annual Report on Form 20-F for the year ended December 31, 2007 is a discussion of risks related to our industry and our business. In addition to the other information in this document, you should consider carefully the following risk factors. Any of these risks or the occurrence of any one or more of the uncertainties described below could have a material adverse effect on our financial condition and the performance of our business.
•	our products and product candidates, if approved for marketing, may not produce significant revenues and we rely on our partners to determine the regulatory and marketing strategies;

•	our products and product candidates, in commercial use, may have unintended side effects, adverse reactions or incidents of misuse;

•	we may enter into a collaboration with a third party to market or fund a proprietary product candidate and the terms of such a collaboration may not meet our expectations;

•	our delivery technologies or product development efforts may not produce safe, effective or commercially viable products;

•	our collaborators could elect to terminate or delay programs at any time and disputes with collaborators or failure to negotiate acceptable new collaborative arrangements for our technologies could occur;

•	we may be unable to manufacture or, if our products are successful, scale-up the manufacturing of our products economically or on a commercial scale;

•	unexpected events could interrupt manufacturing operations at our facilities, which could be the sole source of supply for these products;

•	after the completion of clinical trials of products incorporating our technologies and the submission to the U.S. Food and Drug Administration (FDA) of a New Drug Application, or NDA, for marketing approval and to other health authorities as a marketing authorization application, the FDA or other health authorities could refuse to accept such filings or could request additional pre-clinical or clinical studies be conducted, each of which could result in significant delays, or such authorities could refuse to approve the product at all;

FLAMEL TECHNOLOGIES S.A.
•	our product candidates could be ineffective or unsafe during pre-clinical studies and clinical trials, and we and our collaborators may not be permitted by regulatory authorities to undertake new or additional clinical trials for product candidates incorporating our technologies, or clinical trials could be delayed;

•	we may experience significant delays in clinical trials on our products;

•	we may not realize any revenue from milestone or royalty payments under our license agreements with our partners, including GlaxoSmithKline;

•	even if our product candidates appear promising at an early stage of development, product candidates could fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance, be precluded from commercialization by proprietary rights of third parties or experience substantial competition in the marketplace;

•	technological changes in the biotechnology or pharmaceutical industries could render our product candidates obsolete or noncompetitive;

•	we may face difficulties or set-backs in obtaining and enforcing our patents or defending claims of patent infringement by others; and

•	we may need to raise substantial additional funding to continue research and development programs and clinical trials and could incur difficulties or setbacks in raising such funds.

FLAMEL TECHNOLOGIES S.A.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies
Dated: 18 September, 2008	/s/ Stephen H. Willard
Chief Executive Officer